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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of July 2006

        The following information filed with this Form 6-K is incorporated by reference in Celestica's registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

  •
  Management's Discussion and Analysis of Financial Conditions and Results of Operations for the Second Quarter 2006, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

  •
  Press Release, dated July 27, 2006, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, including Celestica Inc.'s second quarter 2006 consolidated financial information.

  •
  Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), the text of which is attached hereto as Exhibit 99.3 but is not incorporated herein by reference.

  •
  Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), the text of which is attached hereto as Exhibit 99.4 but is not incorporated herein by reference.

  •
  Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the text of which is attached hereto as exhibit 99.5 but is not incorporated herein by reference.

Exhibits

99.1 — Management's Discussion and Analysis for the Second Quarter 2006

99.2 — Press Release, dated July 27, 2006

99.3 — Certification of Chief Executive Officer

99.4 — Certification of Chief Financial Officer

99.5 — Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: July 31, 2006
	By:	/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1 — Management's Discussion and Analysis for the Second Quarter 2006

99.2 — Press Release, dated July 27, 2006

99.3 — Certification of Chief Executive Officer

99.4 — Certification of Chief Financial Officer

99.5 — Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

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Celestica Inc. Form 6-K Month of July 2006
SIGNATURES
EXHIBIT INDEX